                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         July
For the month of _______________________ , 20 06
                                              --

           Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
    ------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   Jalan Japati No. 1 Bandung-40133 INDONESIA
    ------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F   Form 20-F [X]   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.


                                                Perusahaan Perseroan (Persero)
                                                PT TELEKOMUNIKASI INDONESIA

                                                ______________________________
                                                         (Registrant)


            July 26, 2006                             /s/ Harsya Denny Suryo
Date_____________________________               By _____________________________
                                                           (Signature)

                                                        Harsya Denny Suryo
                                                Vice President Investor Relation
                                                       & Corporate Secretary

                                  PRESS RELEASE
                                  -------------
                          NO.TEL.422/PR000/COM-10/2006

                   TELKOM DIVIDEN PER SHARE FOR THE YEAR 2005

JAKARTA, JULY 26, 2006 -- Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") announces its dividend payment for the year 2005 (recording date: July 26, 2006) and considering the progress of TELKOM's share buy-back program, we hereby inform that the dividend calculation for the year 2005, will be as follows:

-------------------------------------------------------------------------------
Amount of dividend                                         Rp.4,400,090,215,223
-------------------------------------------------------------------------------
Outstanding Share                                                20,159,999,280
-------------------------------------------------------------------------------
Total Amount Repurchased (excluding prior to cum
 dividend date)                                                      72,964,500
-------------------------------------------------------------------------------
Amount of Share with Dividend Rights                             20,087,034,780
-------------------------------------------------------------------------------
Dividend per share                                                   Rp.219.051
-------------------------------------------------------------------------------

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM's majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)



HARSYA DENNY SURYO
------------------
Vice President Investor Relations & Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL: 62-21-5215109
FAX: 61-21-5220500
EMAIL: INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM
         ------------------------